SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007 (report no. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: NICE Systems Announces Fourth Quarter and Year End 2006 Earnings Release and Conference Call Schedule for 2007, NICE also announces details of its 3rd Annual Investor and Analyst Day.  Dated January 3, 2007.

2. Press Release: NICE Advanced Analytics and VoIP Solutions Implemented at First American Real Estate Tax Service.  Dated January 4, 2007.

3. Press Release: Reliance BPO Selects IEX, a NICE Company, to Supply Workforce Management Solution.  Dated January 8, 2007.

4. Press Release: NICE Receives 7-digit Order for Site Safety and Security Solution for Bangkok`s new International Airport.  Dated January 10, 2007.

5. Press Release: NICE Digital Video Surveillance Solution Selected by Ronald Reagan Washington National Airport. Dated January 29, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:       /s/ Yechiam Cohen

Name:  Yechiam Cohen

Title:     General Counsel

Dated: February 2, 2007

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EXHIBIT INDEX

1. Press Release: NICE Systems Announces Fourth Quarter and Year End 2006 Earnings Release and Conference Call Schedule for 2007, NICE also announces details of its 3rd Annual Investor and Analyst Day. Dated January 3, 2007.

2. Press Release: NICE Advanced Analytics and VoIP Solutions Implemented at First American Real Estate Tax Service.  Dated January 4, 2007.

3. Press Release: Reliance BPO Selects IEX, a NICE Company, to Supply Workforce Management Solution.  Dated January 8, 2007.

4. Press Release: NICE Receives 7-digit Order for Site Safety and Security Solution for Bangkok`s new International Airport.  Dated January 10, 2007.

5. Press Release: NICE Digital Video Surveillance Solution Selected by Ronald Reagan Washington National Airport.  Dated January 29, 2007.

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NICE Systems Announces Fourth Quarter and Year End 2006 Earnings Release and Conference Call Schedule for 2007

NICE also announces details of its 3rd Annual Investor and Analyst Day

Ra`anana, Israel, January 03, 2007 - NICE Systems (NASDAQ: NICE) the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it plans to report its financial results as follows:

Period Reported	Earnings Release and Conference Call Date
Q4 and year 2006	Wednesday , February 21, 2007
Q1 2007	Wednesday, May 9, 2007*
Q2 2007	Wednesday, August 1, 2007*
Q3 2007	Wednesday, November 7, 2007*

Following each earnings release, NICE management will host a teleconference at 8:30 am ET, 3:30 pm Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the fourth quarter 2006 call:

United States 1-888-281-1167 or 1-800-994-4498
International +972-3-918-0160
Israel 03-918-0610

This call will be webcast live on http://www.nice.com .. An online replay will also be available approximately one hour after the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing:

United States 1-888-326-9310
International +972-3-9255930
Israel 03-9255930

*Subject to change

3rd Annual Investor and Analyst Day

NICE senior management will host its annual Investor and Analyst Day in New York, on March 6, 2007, at 09:00 am EST, in New York City at 3 Times Square, Reuters America, 30th floor. For further details on the event please visit our website at www.nice.com.

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About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact Tania Amar	NICE Systems tania.amar@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Advanced Analytics and VoIP Solutions Implemented at First American Real Estate Tax Service

Will enhance business and call center operational efficiency, service, and increase revenues

Ra`anana, Israel, January 4, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, announced today that First American Real Estate Tax Service, the premier provider of real property tax services and information nationwide and a Fortune 500 Company, has chosen NICE Perform(TM), as part of its program to improve customer service, customer loyalty and revenues.

NICE Perform will be integrated into First American`s Cisco Voice over Internet Protocol (VoIP) telephony environment.  The solution will help First American improve service and customer retention by developing a deeper understanding of its customers through the use of advanced analytics, which allow users to extract information from contact center interactions and transform it into meaningful insights into customer needs and desires as well as into operational issues throughout the enterprise.  The analytics features of NICE Perform will also be used extensively for coaching, training, and quality monitoring purposes, specifically to identify calls where significant issues, phrases, or words are mentioned, or an elevated level of emotion is displayed by either the customer or the contact center agent.

"First American is committed to providing outstanding service to its customers, and implementing NICE Perform will help our tax professionals uphold our high standards of service in an industry where quality service is a major competitive differentiator," said Kyle Eddy, Director of Call Center Operations, First American Real Estate Services. "We feel strongly that by investing in technology such as NICE that will help us better serve our customers, First American will see a great return on that investment in terms of increased customer loyalty and retention."

"By implementing NICE Perform, First American is demonstrating its dedication to putting customers first," said Eran Gorev, President and CEO, NICE Systems Inc.  "NICE Perform will help First American provide more effective training to its agents, streamline very complex transactions and processes, and respond to the highly specific and unique demands of the mortgage lending industry."

About First American Real Estate Tax Services

The First American Corporation (NYSE: FAF), a FORTUNE 500 company that traces its history to 1889, is America`s largest provider of business information. First American combines advanced analytics with its vast data resources to supply businesses and consumers with valuable information products to support the major economic events of people`s lives, such as getting a job, renting an apartment, buying a car or house, securing a mortgage and opening or buying a business. The First American Family of Companies, many of which command leading market share positions in their respective industries, operate within five primary business segments, including: Title Insurance and Services, Specialty Insurance, Mortgage Information, Property Information, and Risk Mitigation and Business Solutions. With revenues of $8.1 billion in 2005, First American has approximately 2,100 offices throughout the United States and abroad. More information about the company and an archive of its press releases can be found at www.firstam.com.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact	NICE Systems	+1 877 245 7448
Tania Amar	tania.amar@NICE.com
North American Media Contact	NICE Systems	+1 201 964 2682
Virginia Flood	virginia.flood@nice.com
Investors	NICE Systems	+1 877 245 7449
Daphna Golden	ir@nice.com

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Reliance BPO Selects IEX, a NICE Company, to

Supply Workforce Management Solution

Win comes in partnership with Avaya; fast growing India outsourcer selects

IEX® TotalView® Workforce management system over competing solutions for implementation of up to 10,000 agents

Ra`anana, Israel, and Richardson, Texas, January 8 2007 - NICE Systems (NASDAQ: NICE) , the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced one of India`s fastest growing outsourcers, Reliance Infostreams Pvt. Ltd., branded as Reliance BPO, has selected the IEX® TotalView® Workforce Management system from NICE subsidiary, IEX Corporation. IEX TotalView was selected to help Reliance BPO enhance the performance and streamline management of up to 10,000 contact center agents. IEX TotalView was purchased through NICE channel partner, Avaya Global Connect Ltd., after extensive field trials of competing workforce management systems.

The selection by Reliance comes on the heels of the decision recently announced by NICE and Avaya to extend the companies` long-term distribution agreement to include TotalView from IEX.

"We continuously endeavor to enhance our revenue streams and bottom-line by redefining the benchmarks of customer experience and loyalty. Being the interface with our customers, our employees are the key to our success enabling us to reduce costs by improved efficiency," said K Chandra, president of Reliance BPO. "Partnering with IEX for a complete, automated workforce management solution will enable us to enhance our deliverables substantially."

Albert Hainston, head of workforce management and MIS for Reliance BPO added, "The profitability of a contact center is a function of effective workforce utilization, the largest component of direct costs. We believe the IEX solution`s superior multiskill simulation and scheduling capabilities, multisite management functionality and Real-Time Adherence feature will enable us to deliver superior value to our customers while increasing business productivity."

Reliance BPO will benefit from the TotalView solution`s ability to improve the contact center`s scheduling and agent management processes. Reliance BPO will use the solution`s patented simulation capabilities to realize the full potential of skills-based routing and multiskill agent efficiencies. The company will also gain unmatched flexibility in determining how and where planning and management is handled within the enterprise. In addition, Reliance BPO will eliminate paper-based time off management processes and facilitate the information exchange between other critical systems such as the payroll system and TotalView.

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"We`re delighted that Reliance BPO has joined the growing number of IEX customers in India, and how quickly our new distribution relationship with NICE partner Avaya has translated into business," said Debbie May, president of IEX, which has been named the India Workforce Management Software Market Leader by Frost & Sullivan for the second consecutive year. "Reliance BPO`s decision to purchase TotalView is a testament to our ability to meet the unique staff planning requirements of contact centers around the world."

Reliance BPO will also benefit from the TotalView solution`s capability to support a number of scheduling scenarios designed to meet the unique needs of the India market: Team Scheduling and Seat Limit Scheduling. Team Scheduling will enable them to establish flexible start and end times for each shift. Seat Limit Scheduling will enable Reliance BPO to establish minimum and maximum seating parameters. This will prevent the center from scheduling more agents than there are seats available, and will enable the organization to establish minimum staffing levels for periods of low contact volume.

About Reliance BPO

Reliance BPO a constituent of Reliance - Anil Dhirubhai Ambani Group, launched its BPO services in 2002. Since then the company is one of the fastest growing BPOs, catering to a wide range of clientele including India`s largest private sector Information and communications company, a non banking financial services company and India`s largest integrated private sector power utility company, among other national & international businesses from telecom and banking verticals. The Reliance ADA group is among India`s top three private sector business houses on all major financial parameters with a market capitalization of US $ 22 billion, net assets in excess of US $ 7 billion and net worth to the tune of US $ 6 billion. For more information please visit: http://www.reliancebpo.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers. NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive. NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies. More information is available at http://www.nice.com.

About IEX

IEX Corporation, a NICE Systems Ltd. company (NASDAQ: NICE), is a leading provider of feature-rich, scalable workforce management solutions that enable contact centers to improve planning and scheduling, enhance performance and streamline tasks. Founded in 1988, Richardson, Texas-based IEX has a strong global market presence in over 45 countries with more than 900,000 agents in over 3,100 sites. IEX is part of the NICE family of companies, which delivers a broad set of contact center business solutions, including: compliance and risk management, quality monitoring, interaction analytics, workforce management and performance management. These solutions address critical contact center business issues while providing valuable strategic information to enterprise-level decision makers. For more information about IEX, visit http://www.iex.com.

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NICE Media Contact:
Tania Amar	NICE Systems	+1 877 245 7448
NICE Investors Contact:
Daphna Golden	NICE Systems	+1 877 245 7449

IEX Media Contact:
Angela Ticknor	IEX Corporation, a NICE Systems company	+1 972 301 1209

Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

# # #

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NICE Receives 7-digit Order for Site Safety and Security Solution for Bangkok`s new International Airport

NICE provides advanced, integrated, open, video capture solution across multiple sites

Ra`anana, Israel, January 10, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has received a 7-digit  order for its advanced video recording solutions from Bangkok`s new international airport, Suvarnabhumi Airport, Thailand.

This new airport was opened in September 2006, and includes the world's largest control tower (132.2m or 434 feet), and the world`s second largest single building terminal l (563,000 m2 or over 6 million ft2). As part of its security infrastructure, the airport authorities purchased NiceVision Network Video IP recorders, through NICE business partner Vision & Security System (VSS), who implemented an integrated IP CCTV video system as part of a contract with main contractors Smart Comtech. The NICE solution is currently installed in five sites within the airport complex.

"We chose NICE because it is the leader in IP video solutions, is committed to the state-of-the-art technology that we need in this state-of-the-art  airport," said Mr Somchai Sawasdeepon of Suvarnabhumi Airport. We were deeply impressed by NICE`s proven, world-class R&D., and the company`s previous successful experience in implementing these solutions in other major airports and similar large-scale sites."

"Bangkok International Airport is the newest and one of the largest in the world," said Eytan Gilboa, Director of NiceVision Sales in the APAC region. "We`re very excited to have been selected for this important project and we look forward to helping provide this amazing new airport with an outstanding solution based on NICE`s advanced video technology."

About Airports of Thailand (AOT)

At present, Thailand has a total of 28 commercial airports; seven of which are international and 21 are domestic. Apart from five of the aforementioned airports under the AOT`s administration, the rest are under the administration of The Department of Aviation, Ministry of Transport .

The five airports under AOT are Bangkok International Airport, Chiang Mai International Airport, Hat Yai International Airport, Phuket International Airport and Chiang Rai International Airport.

These airports under the AOTs administration are the gateways to Thailand, and their performances show a continuously increase in passenger and cargo. In 1999, the airports accommodated 33,520,593 passengers, 215,647 flights and 823,476 tons of air cargo, or 85% of the country's total traffic figures.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact	NICE Systems	+1 877 245 7448
Tania Amar	tania.amar@NICE.com
Investors	NICE Systems	+1 877 245 7449
Daphna Golden	ir@nice.com

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Digital Video Surveillance Solution Selected by Ronald Reagan Washington National Airport

Ra`anana, Israel, January 29, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced it has been selected by the Metropolitan Washington Airports Authority (MWAA) to supply NICE`s NiceVision® Digital Video Surveillance Solution as part of a CCTV core systems upgrade for the Ronald Reagan Washington National Airport.

Gunvir Baveja, President and CEO of eVigilant, system integrators for Reagan National comments on the project, "As an integrator for a project of this scope, we have to provide high levels of security without interrupting or slowing passenger flow. Because NICE has been providing security surveillance systems for airports around the world for years, they allow us to meet these challenges and provide our client with the best suited digital video technologies available."

The airports` planned security system enhancement involves the decommissioning and removal of an existing video server and recording system currently maintained in the airport operations computer room. The old system is currently being replaced with new NICE high-resolution digital video recorders capable of sustaining numerous cameras and providing the infrastructure and integration potential to support video content applications for real-time threat detection and analysis. NiceVision`s open architecture platform provides a safe and easy-to-manage operating environment, which easily integrates with any supplementary security and communication systems.

"We are very pleased to be selected for this high level airport security project," said Ian Ehrenberg, vice president and general manager of NiceVision. "We are currently deployed at a large number of airport facilities and are rapidly becoming the preferred choice for both the operative and directive levels. The continuing preference of NICE by this market is a testimony to the quality of our products and the reputation of our company."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com .

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About Metropolitan Washington Airports Authority

The Airports Authority operates a two-airport system that provides domestic and international air service for the mid-Atlantic region. The organization consists of more than 1,300 employees in a structure that includes central administration, airports management and operations, and police and fire departments. In addition to overseeing operations for Reagan National and Washington Dulles International, the Airports Authority is responsible for capital improvements at both airports.

About eVigilant
eVigilant, located in Washington, DC with a branch in the heart of Arlington, Virginia, focuses on surveillance systems, alarm management,  access control, parameter protection and integration services; for  government agencies and enterprise businesses eVigilant can offers complete design, installation and maintenance from its team of expert technical designers, engineers and technicians.  For more information about eVigilant go to: www.evigilant.com or call (703) 294-4117 x111.

Regional Media Contact:                      NICE Systems                         +1 201 964 2729

Sherry Satterwhite                                   sherry.satterwhite@nice.com

Corporate Media Contact:                    NICE Systems                                       +1 877 245 7448

Tania Amar                                            tania.amar@nice.com

NICE Investors Contact:                       NICE Systems                                       +1 877 245 7449

Daphna Golden

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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